UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of1934
(Amendment No.                   )*

  Nuvera Communications, Inc.

(Name of Issuer)

                               Common Stock

(Title of Class of Securities)

                                    67075V00

(CUSIP Number)

                                                                           Curt Kawlewski, Nuvera Communications, 27 N. Minnesota Street, New Ulm, MN 56073 507-233-4172

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                7/10/20

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule13d-1(b)

☐    Rule13d-1(c)

☐x Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverpage.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67075V100                                                                 13G                                                                      Page 2 of 3 Pages

Ruth B. Wines

1.          NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)

(a)     ☐

(b)     ☐

3.          SEC USE ONLY

4.          CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. Citizen

NUMBER OF SHARES
BENEFICIALLY

        5.          SOLE VOTING POWER

                   274,320

OWNED BY
EACH
REPORTING
PERSON WITH

6.          SHARED VOTING POWER

          00,000

7.          SOLE DISPOSITIVE POWER

00,000

8.          SHARED DISPOSITIVE POWER

             00,000

     9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            00,000

    10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)  ☐

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)

5.3%

12.          TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No.67075V100                                                                  13G                                                                      Page 3 of 3 Pages

Item 1.

(a)      Name of Issuer

Nuvera Communications, Inc.

(b)      Address of Issuer’s Principal Executive Offices

27 N. Minnesota Street, New Ulm, MN 56073

Item 2.

                         (a)          Name of Person Filing
  Ruth B. Wines

                        (b)          Address of the Principal Office or, if none, residence
  12805 St. Paul Court, Thornton, CO 80241

(c)        Citizenship

United States Citizen

(d)      Title of Class ofSecurities

Common Stock

(e)      CUSIP Number

67075V100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      ☐     Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)      ☐     Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)      ☐     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

(d)      ☐     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)      ☐    An investment adviser in accordance with§240.13d-1(b)(1)(ii)(E);

(f)       ☐     An employee benefit plan or endowment fund in accordance with§240.13d-1(b)(1)(ii)(F);

(g)      ☐     A parent holding company or control person in accordance with§240.13d-1(b)(1)(ii)(G);

(h)      ☐     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)       ☐     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)       ☐     Group, in accordance with§240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:274,320

(b)      Percent of class:5.3%

(c)      Number of shares as to which the personhas:

(i)       Sole power to vote or to direct the vote274,320.

(ii)      Shared power to vote or to direct the vote.

(iii)    Sole power to dispose or to direct the disposition of.

(iv)    Shared power to dispose or to direct the disposition of.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see

§240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of moret han five percent of the class of securities, check the following  ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

(a)       The following certification shall be included if the statement is filed pursuant to§240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)      The following certification shall be included if the statement is filed pursuant to§240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67075V100                                                                 13G                                                                      Page 3 of 3Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wines FormSC13G

Final Audit Report 2020-07-13

Created:	2020-07-13
By:	Patty Matthews (pattymatthews@nuvera.net)
Status:	Signed
Transaction ID:	CBJCHBCAABAAQvuFFWHTQY-3kVRT1WfqsJFMkYy1bWJn

"Wines FormSC13G" History

Document created by Patty Matthews (pattymatthews@nuvera.net)

2020-07-13 - 3:00:28 PM GMT- IP address: 66.60.192.52

Document emailed to Jon A. Wines (jon.wines@comcast.net) for signature

2020-07-13 - 3:02:00 PM GMT

Email viewed by Jon A. Wines (jon.wines@comcast.net)

2020-07-13 - 8:58:14 PM GMT- IP address: 24.9.145.197

Document e-signed by Jon A. Wines (jon.wines@comcast.net)

Signature Date: 2020-07-13 - 9:03:07 PM GMT - Time Source: server- IP address: 24.9.145.197

Signed document emailed to glennzerbe@nuvera.net, Jon A. Wines (jon.wines@comcast.net), Patty Matthews (pattymatthews@nuvera.net), and curtiskawlewski@nuvera.net

2020-07-13 - 9:03:07 PM GMT

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